Exhibit 23.1

ACCOUNTANTS’ CONSENT

The Board of Directors
Cyanotech Corporation:

We consent to incorporation by reference in Registration Statement Nos. 33-63789, 33-55310 and 333-42484 on Form S-8 and 333-42486 on Form S-3 of Cyanotech Corporation of our report dated April 27, 2001, relating to the consolidated balance sheets of Cyanotech Corporation and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2001, which report is incorporated by reference in the 2001 annual report on Form 10- K of Cyanotech Corporation. We also consent to incorporation by reference of our report dated April 27, 2001 relating to the financial statement schedule of Cyanotech Corporation and subsidiaries in the aforementioned 2001 annual report on Form 10-K, which report is included in said Form 10-K.

/s/ KPMG LLP
Honolulu, Hawaii
June 27, 2001